FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 19, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (April 15, 2024 – April 19, 2024) on the Second Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (April 15, 2024 – April 19, 2024) on the Second Tranche of Tenaris Share Buyback Program

Luxembourg, April 19, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Second Tranche of the Share Buyback Program announced on February 25, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from April 15 to (and including) April 19, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
15-abr-24	MTAA	10,000	18.2005	182,005	1.0626	193,399
16-abr-24	MTAA	372,007	17.8278	6,632,066	1.0631	7,050,550
16-abr-24	CEUX	227,624	17.8277	4,058,012	1.0631	4,314,073
16-abr-24	TQEX	42,165	17.8231	751,511	1.0631	798,931
17-abr-24	MTAA	10,000	18.0415	180,415	1.0635	191,862
18-abr-24	MTAA	430,000	17.7222	7,620,546	1.0656	8,120,454
18-abr-24	CEUX	278,000	17.7150	4,924,770	1.0656	5,247,835
18-abr-24	TQEX	49,000	17.7210	868,329	1.0656	925,291
18-abr-24	AQEU	41,015	17.8011	730,112	1.0656	778,007
19-abr-24	MTAA	455,700	17.6748	8,054,406	1.0670	8,594,052
19-abr-24	CEUX	282,600	17.6867	4,998,261	1.0670	5,333,145
19-abr-24	TQEX	50,900	17.6696	899,383	1.0670	959,641
19-abr-24	AQEU	43,200	17.6920	764,294	1.0670	815,502
		2,292,211	17.7401	40,664,112		43,322,742

From April 15, 2024 to (and including) April 19, 2024, the Company has purchased a total of 2,292,211 ordinary shares for a total consideration of €40,664,112, equivalent to USD43,322,742.

As of April 19, 2024, the Company held in treasury 32,198,106 ordinary shares (including 17,779,302 ordinary shares bought in the first tranche), equal to 2.73% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.